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Filed by Pixelworks, Inc. Pursuant to Rule 425
under the Securities Act of 1933.
In addition, Pixelworks, Inc. deems this communication to be filed under Rule 14a-12 of
the Securities Exchange Act of 1934.
Subject Corporation: Pixelworks, Inc.
Commission File No. 000-30269.
Filing Date: June 24, 2003

        The following is a press release issued by Pixelworks and Genesis Microchip on June 24, 2003.

Genesis Microchip and Pixelworks Receive Request for Additional
Information from the Federal Trade Commission in Connection with Review of Proposed Merger

San Jose, Calif. and Tualatin, Ore., June 24, 2003—Genesis Microchip Inc. (Nasdaq: GNSS) and Pixelworks (Nasdaq: PXLW) today announced that the Federal Trade Commission (FTC) has requested additional information and documentary material in connection with its review of the proposed merger between Genesis Microchip and Pixelworks.

The FTC request will result in an extension of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Genesis Microchip and Pixelworks plan to respond as promptly as possible to the FTC request.

The proposed merger, which remains subject to regulatory approvals, approval by Genesis Microchip and Pixelworks shareholders, and other closing conditions, is currently expected to be completed in the second half of calendar 2003.

Additional Information and Where to Find It

In connection with the proposed merger, Pixelworks has filed a registration statement on Form S-4 with the Securities and Exchange Commission (SEC) containing a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION DESCRIBED HEREIN. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Pixelworks and Genesis Microchip with the SEC at the SEC's Web site at www.sec.gov or by contacting Pixelworks at 503-454-1750 and through Pixelworks' Web site at www.pixelworks.com, or by contacting Genesis Microchip at 408-262-6599 and through Genesis Microchip's Web site at www.genesis-microchip.com.

Pixelworks and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Pixelworks and Genesis Microchip in connection with the proposed merger. Information regarding the special interests of these directors and executive officers in the proposed merger is included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Pixelworks' proxy statement for its 2003 Annual Meeting of Shareholders, which was filed with the SEC on or about April 18, 2003. This document is available free of charge by contacting the SEC or Pixelworks as indicated above.

Genesis Microchip and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the shareholders of Pixelworks and Genesis Microchip in connection with the proposed merger. Information regarding the special interests of these directors and executive officers in the proposed merger is included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Genesis Microchip's proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about August 15, 2002. This document is available free of charge by contacting the SEC or Genesis Microchip as indicated above.

About Genesis Microchip Inc.

Genesis Microchip Inc. (Nasdaq: GNSS) is a leading provider of image processing systems enabling superior picture quality for a variety of consumer and PC-display products. Featuring Genesis Display Perfection(TM) technologies and Emmy-award winning Faroudja® video technology, Genesis system-on-a-chip solutions are used worldwide by display manufacturers to produce visibly better images across a broad set of devices including flat-panel displays, digital TVs, digital CRTs, and DVD players. The Genesis technology portfolio features over 135 U.S. and foreign patents, including analog and mixed signal System-on-a-chip design, DCDi® by Faroudja deinterlacing, TrueLife(TM) video enhancement and IntelliComb(TM) video decoding. Founded in 1987, Genesis supports its leading brand-name customers with offices in the U.S., Canada, India, Taiwan, Korea, China and Japan. For more information about Genesis Microchip Inc. or Genesis Display Perfection(TM) technologies, please visit www.genesis-microchip.com.

About Pixelworks, Inc.

Pixelworks, headquartered in Tualatin, Oregon, is a leading provider of system-on-a-chip ICs for the advanced display industry. Pixelworks' solutions process and optimize video, computer graphics and Web information for display on a wide variety of devices including flat-panel monitors, digital televisions and multimedia projectors used in business and consumer markets. Our broad IC product line is used by the world's leading manufacturers of consumer electronics and computer display products to enhance image quality and ease of use. For more information, please visit the company's Web site at www.pixelworks.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the federal securities laws, including statements about regulatory and shareholder approvals and the expected timing of the closing of the merger. The forward-looking statements are subject to risks and uncertainties that could cause actual events to differ materially from those expected as a result of a number of factors, including the possibility that the transaction may not close, the possibility that the companies may not obtain regulatory approval on terms acceptable to the companies or may be required to modify aspects of the transaction to obtain regulatory approval, the possibility that the shareholders of Pixelworks and Genesis Microchip do not approve the transaction, the possibility that other closing conditions are not met, and changes in general economic conditions. Other factors that may cause actual results to differ materially are set forth in the Registration Statement on Form S-4 described above, and in the reports that each company files with the Securities and Exchange Commission, including but not limited to Pixelworks' Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2002, and Genesis Microchip's Annual Report on Form 10-K for the fiscal year ended March 31, 2003.

Contact Information:

Genesis Microchip

Media and Investor Inquiries:
Bob Ferri and/or Frank Nagle
Nagle & Ferri, LLC
(415) 575-1589

Eric Erdman
Tel: (408) 262-6599

Pixelworks

Media Inquiries:
Chris Bright
Tel: (503) 454-1750 x594
Email: cbright@pixelworks.com

Investor Inquiries:
Jeff Bouchard
Tel: (503) 454-1750 x604
mail: jeffb@pixelworks.com

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Genesis Microchip and Pixelworks Receive Request for Additional Information from the Federal Trade Commission in Connection with Review of Proposed Merger